April 6, 2016

Via Edgar

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated March 14, 2015 relating to Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) File No. 1-34726

Dear Ms. Rocha:

In connection with the Commission’s review of the Company’s Form 10-K, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 39

1. We note that cost of sales captures the vast majority of expenses comprising operating income. To allow investors to better understand your operating costs, please expand your discussion and analysis of your results of operations to disclose the material components (e.g., materials, labor, overhead, depreciation, amortization, et cetera) of cost of sales including quantification of each component.

The cost of hydrocarbon-based feedstocks and energy sources has a significant effect on the Company’s results of operations, as disclosed in both the description of business in Part I and throughout MD&A. These variable costs are the significant driver of our costs of sales. For example, in 2015 hydrocarbon-based feedstock and energy costs comprised approximately 80% of the Company’s cost of sales. The remainder is mainly fixed costs, comprised primarily of compensation, depreciation and amortization, and maintenance.

Ms. Melissa Rocha

Securities and Exchange Commission

April 6, 2016

The Company confirms that beginning in our Annual Report on Form 10-K for the year ended December 31, 2016, we will include a quantification of these expenses in our discussion and analysis of our consolidated cost of sales.

2. Please expand your discussion and analysis of operating income at the consolidated level to quantify the extent to which each of the material factors disclosed contributed to the increase in operating income margin for fiscal year 2015 as compared to fiscal year 2014. Please address this comment to other areas of your discussion and analysis of your results of operations at the consolidated and segment levels. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

The Company confirms that, in future filings, we will expand our discussion and analysis of operating income at the consolidated level to quantify material factors that contribute to the increase or decrease in operating income. In addition, we will address the staff’s comment relating to other areas of our discussion and analysis of our results of operations at the consolidated and segment level, where appropriate.

3. We note that you recognized a gain on the change in fair value of cross currency swaps in the amount of $262 million, which favorably impacted comprehensive income by 6.4%. Please expand your discussion and analysis to disclose the material factors contributing to this gain.

The $262 million of gains on cross-currency swaps primarily resulted from the decrease of the value of the euro relative to the U.S. dollar. As shown in the Statement of Comprehensive Income and Note 14 to the Consolidated Financial Statements, this gain was partially offset by a $207 million loss reclassification adjustment included in net income. The net impact to comprehensive income of the cross currency swap position in 2015 was $55 million, which was not deemed to be a material component of comprehensive income.

The Company confirms that, in future, filings we will continue to disclose material factors contributing to changes in our comprehensive income.

22. Segment and Related Information, page 145

4. Please provide the disclosures required by ASC 280-10-50-40 for your product lines within your reportable segments. In this regard, we note that olefins do not appear to have similar trends to polyolefins and/or specialty products sold internationally. Further, we note your discussion and analysis of the various products within the Intermediates and Derivatives reportable segment.

The Company confirms that we will provide the referenced disclosures beginning with our Annual Report on Form 10-K for the year ended December 31, 2016, as required by ASC 280-10-50-40.

Ms. Melissa Rocha

Securities and Exchange Commission

April 6, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. If there are any questions, please feel free to contact me at (713) 309-7181.

Very truly yours,

/s/ William B. Allen, Jr.
William B. Allen, Jr.
Vice President of Finance and Principal Accounting Officer

cc:	Tracey Houser (SEC)
Thomas Aebischer , EVP & Chief Financial Officer